Senmiao Technology Limited

16F, Shihao Square, Middle Jiannan Blvd. High-Tech Zone, Chengdu

Sichuan, People's Republic of China 610000

November 22, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attn: Michael Clampitt, Staff Attorney

Re:	Senmiao Technology Limited
Registration Statement on Form S-1
Filed October 30, 2017
File No. 333-221225

Dear Mr. Clampitt:

Senmiao Technology Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 9, 2017 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on October 30, 2017. Concurrently with the submission of this response letter, we have filed an amendment to the Registration Statement reflecting changes based on our responses below. For your convenience, the Staff’s comments are set forth below, followed by our responses.

Registration Cover Page

1.	Noting the Rule 415 box is checked, please advise the staff why you have checked the box or revise to delete the check.

In response to the Staff’s comment, we have revised our prospectus to include the underwriter’s warrants. As such, we believe the Rule 415 box should be checked.

Corporate History and Structure, page 2

2.	Please revise to disclose the ownership interests of your VIE.

In response to the Staff’s comment, we have revised our prospectus to disclose the ownership interests of our VIE operating entity Sichuan Senmiao Ronglian Technology Co., Ltd. (“Sichuan Senmiao”) and updated the corporate structure diagram included in the prospectus to reflect such ownership structure.

Risk Factors

From Time to Time we may evaluate and potentially consummate strategic investment...

3.	Revise to disclose if you any current plans, arrangements or understandings to make any acquisitions.

Michael Clampitt

Staff Attorney

November 22, 2017

The Staff is advised that we currently do not have any plans to consummate any acquisitions, although we may do so in connection with our business expansion in the future. We have revised our prospectus to such effect.

Use of Proceeds, page 50

4.	Revise the fifth paragraph to name the subsidiary and quantify the approximate amount of capital contributions you intend to make and the amount of loans intended.

In response to the Staff’s comment, we have revised our prospectus to disclose that we intend to increase the registered capital of Sichuan Senmiao Zecheng Business Consulting Co., Ltd. (“WFOE”) to $6,000,000 and its total approved investment amount to $15,000,000. $6,000,000 of the offering proceeds will be remitted as capital contributions to the WFOE and $9,000,000 of the offering proceeds will loaned by us to the WFOE.

5.	Revise the sixth paragraph to disclose the current amount of registered capital in the WFOE and whether there is any limit to increase.

In response to the Staff’s comment, we have revised our prospectus to disclose that the current registered capital of the WFOE is RMB1,000,000 and the current total approved investment is RMB1,000,000 (approximately US$150,652). The Staff is advised that ratio of the total approved investment amount and the registered capital must meet the ratio requirements set forth in the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise. Pursuant to such regulation, if the total approved investment of the WFOE is $15 million, the WFOE’s registered capital should be 2/5 of the total approved investment (or $6 million). Other than the ratio standard and certain procedural requirements disclosed in our prospectus, there are no other limits for increasing the WFOE’s registered capital.

6.	Revise the seventh paragraph to disclose the amount of the WFOE's total investment approved and its registered capital.

In response to the Staff’s comment, we have revised our prospectus to disclose that the WFOE’s registered capital and its total approved investment amount are both RMB1,000,000 (approximately US$150,652). As described above, the Staff is advised that we intend to increase the WFOE’s total investment to $15,000,000. We plan to apply for the approvals for such increase immediately after the closing of this offering and we do not anticipate any significant challenges in obtaining such approval.

7.	Revise the penultimate paragraph to disclose details of the proposed expansion of the operations of the WFOE.

We advise the Staff that, as described above, we plan to remit $15 million of the proceeds from this offering to the WFOE. Certain of these proceeds will then be further remitted to our VIE operating entity (Sichuan Senmiao) to expand its operations. We also plan to transfer a major portion of our research and development and marketing functions from Sichuan Senmiao to the WFOE after the closing of this offering. The proceeds not remitted to Sichuan Senmiao will be used for expanding these functions.

Key Factors Affecting Our Results of Operations, page 56

Michael Clampitt

Staff Attorney

November 22, 2017

8.	Please refer to comment 6. Please revise your filing to ensure that the total number of existing investors and the number of new investors agree to the total number of investors for the period ended December 31. 2016 as disclosed in your table on page 57.

In response to the Staff’s comment, we have revised our prospectus to disclose that the number of new investors for the three months ended December 31, 2016 is 6.

Business

Our Corporate History and Structure page 64

9.	Revise to provide details of what revenue producing activities are and will be conducted by the WFOE.

In response to the Staff’s comment, we have revised our prospectus to disclose that the WFOE currently only provides services to our VIE operating entity pursuant to our VIE agreements and has no other activities. We anticipate that the WFOE will conduct a major portion of our research and development and marketing activities after the closing of this offering as described above.

Competition, page 81

10.	Please refer to comment 14. It is still unclear how you concluded that your competitors' platforms do not comply with restrictions on aggregate loan amounts for individual borrowers and businesses set forth in PRC regulations or how you know they are all "in the process of restructuring loans on their platforms to comply with such requirement." If this is related to their not having an established custodial system, please clarify. Otherwise, please advise or revise.

We respectfully advise the Staff that we established our custodian system with Guangdong Huaxing Bank in February 2017. Based on information disclosed on the websites of our non-state owned competing platforms in Sichuan as well as data posted on www.wdzj.com, a third party website that focuses on the peer to peer lending industry in China, our non-state owned competing platforms set up their system after February 2017. As such, we have concluded that we were the first non-state owned lending platform that has established a custodian system with a depository bank in Sichuan.

We also respectfully advise the Staff that, based on sources referenced above, our non-state competitors have set up their depository system with their respective custodian banks. We have revised our prospectus to that effect.

Note 1. Organization and Principal Activities

VIE Agreements with Sichuan Senmiao, page F-8

11.	Please refer to comment 18. Please tell us why you believe you meet the criteria for the scope exception in ASC 810-10-50-5B since it does not appear that Senmiao Technology Limited holds the majority of the voting equity interests of the VIE.

Michael Clampitt

Staff Attorney

November 22, 2017

According to the Power of Attorneys entered into as part of the VIE arrangements, each equity holder of Sichuan Senmiao assigned their rights as a shareholder of Sichuan Senmiao to the WFOE, our wholly owned subsidiary. These rights include, but are not limited to, attending shareholders’ meetings, voting on matters submitted for shareholder approval and appointing legal representatives, executive directors, supervisors and other senior management members. As such, we (through the WFOE) are deemed to hold all of the voting equity interest in Sichuan Senmiao.

Unaudited Financial Statements

12.	Please refer to comment 20. Please include a statement of changes in stockholders’ equity for the interim period presented in your next filing amendment.

In response to the Staff’s comment, we have included a statement of changes in stockholders’ equity for the six months ended September 30, 2017 in the Registration Statement.

We thank the Staff in advance for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xi Wen
Xi Wen, Chairman, President and Secretary

cc:	Richard I. Anslow, Esq